SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. )
                                 --------------

                             SEER TECHNOLOGIES, INC.
                            (Name of Subject Company)

                              LEVEL 8 SYSTEMS, INC.
                               LIRAZ SYSTEMS LTD.
                                    (Bidders)
                                 --------------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                 --------------

                                   815780 10 1
                      (CUSIP Number of Class of Securities)
                                 --------------

                                   Arie Kilman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                            New York, New York 10001
                                 (212) 244-1234
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)
                                 --------------

                                     Copy to

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

          Transaction Valuation                     Amount of Filing Fee
---------------------------------------    -------------------------------------
             $1,697,409 (1)                              $339.48 (2)
---------------------------------------    -------------------------------------
(1) Calculated by multiplying $0.35, the per share cash tender offer price, by 4,849,739, the number of shares of Common Stock being sought in the tender offer.
(2)  Calculated as 1/50 of 1% of the transaction value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:______________     Filing Party:_________________
     Form or Registration No.:____________     Date Filed:___________________

                                 SCHEDULE 14D-1
CUSIP No. 815780 10 1                                     Page 2 of 7 Pages

================================================================================
     NAME OF REPORTING PERSONS
     Level 8 Systems, Inc.
  1
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
     11-2920559
================================================================================
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
  2                                                                   (b)|_|

================================================================================
     SEC USE ONLY
  3
================================================================================
     SOURCE OF FUNDS*
  4
     WC
================================================================================
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5  ITEMS 2(e) OR 2(f)
                                                                             |_|
================================================================================
     CITIZENSHIP OR PLACE OF ORGANIZATION
  6
     New York
================================================================================
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  7   10,987,152 shares of Common Stock

================================================================================
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
  8                                                                          |_|
 ===============================================================================
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  9
     69.4%
================================================================================
     TYPE OF REPORTING PERSON*
 10
     CO
================================================================================

                                 SCHEDULE 14D-1
CUSIP No. 815780 10 1                                    Page 3 of 7 Pages

     NAME OF REPORTING PERSONS
     Liraz Systems Ltd.
  1
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
================================================================================
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
  2                                                                   (b)|_|

================================================================================
     SEC USE ONLY
  3
================================================================================
     SOURCE OF FUNDS*
  4
     OO
================================================================================
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f)                                                      |_|

================================================================================
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
================================================================================
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  7  10,987,152 shares of Common Stock

================================================================================
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
  8                                                                          |_|

================================================================================
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  9
     69.4%
================================================================================
     TYPE OF REPORTING PERSON*
 10
     CO
================================================================================

         This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Level 8 Systems, Inc., a corporation organized and existing under the laws of the State of New York ("Purchaser"), and Liraz Systems Ltd., an Israeli public company ("Liraz"), to purchase up to 4,849,739 shares of common stock, par value $0.01 per share (the "Shares"), of Seer Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $0.35 per Share, net to the seller in cash (subject to applicable withholding of taxes), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 1, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.


Item 1.  Security and Subject Company.

         (a)        The name of the subject company is Seer Technologies, Inc.
and its principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.

         (b) The class of equity securities and the exact amount of such securities being sought are 4,849,739 shares of common stock, par value $0.01 per share, of the Company at $0.35 per share. There were 11,980,633 shares of common stock issued and outstanding as of December 24, 1998, as represented in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 filed with the Securities and Exchange Commission (the "Commission") on January 12, 1999. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

         (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.


Item 2.  Identity and Background.

         (a)-(d) and (g) This Statement is being filed by Purchaser and Liraz. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Liraz is set forth in the "Introduction"; "The Tender Offer - Certain Information Concerning the Purchaser" and "Schedule II" of the Offer to Purchase and is incorporated herein by reference.

         (e) and (f)     During the last five years, Purchaser and Liraz
and, to the best knowledge of Purchaser and Liraz, the persons listed in "Schedule II" of the Offer to Purchase have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.  Past Contracts, Transactions or Negotiations with the Subject Company.

         (a) The information set forth in "The Tender Offer - Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the "Introduction"; "Special Factors - Background of the Transaction"; "Special Factors - Position of the Company's Board of Directors"; "Special Factors Fairness of the Offer and the Merger"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; "Special Factors - Interests of Certain Persons in the Offer and the Merger"; "Special Factors - The Acquisition Agreement"; "The Tender Offer - Certain Information Concerning the Company" and "The Tender Offer - Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.


Item 4.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Introduction" and "Special Factors - Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

         (b) and (c)     Not applicable.


Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a)-(e)         The information set forth in the "Introduction";
"Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; "Special Factors - Interests of Certain Persons in the Offer and the Merger" and "Special Factors - The Acquisition Agreement" of the Offer to Purchase is incorporated herein by reference.

         (f) and (g)     The information set forth in "The Tender Offer -
Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.


Item 6.  Interest in Securities of the Subject Company.

         (a) and (b)     The information set forth in the "Introduction";
"Special Factors - The Acquisition Agreement"; "The Tender Offer - Certain Information Concerning the Purchaser" and "Schedule II" of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in the "Introduction"; "Special Factors - Background of the Transaction"; "Special Factors - The Acquisition Agreement" and "The Tender Offer - Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.


Item 8.  Persons Retained, Employed or to Be Compensated.

         The information set forth in the "Introduction" and "The Tender Offer - Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


Item 9.  Financial Statements of Certain Bidders.

         The financial statements of Purchaser included in the following documents filed with the Commission are incorporated herein by reference:

         (1) The Annual Report filed on Form 10-K/A for the year ended December 31, 1997 under Item 8.

         (2) The Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 under Item 1.

         Such documents may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the Northeast Regional Office (Room 1028, 7 World Trade Center, New York, New York 10048) and the Chicago Regional Office (Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can also be obtained on payment of the Commission's customary fees from the Public Reference Section of the Commission in Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission with a web site address of http://www.sec.gov.

         The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold securities being sought in the Offer.


Item 10.  Additional Information.

         (a)        Not applicable.

         (b)-(c) The information set forth in "The Tender Offer - Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d)        Not applicable.

         (e)        Not applicable.

         (f) The information set forth in the Offer to Purchase is incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits.

(a)(1)   Form of Offer to Purchase dated February 1, 1999
(a)(2)   Form of Letter of Transmittal
(a)(3) Form of Letter to brokers, dealers, commercial banks, trust companies and nominees (a)(4) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees
(a)(5)   Form of Notice of Guaranteed Delivery
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)   Press release issued on February 1, 1999
(b)      Not applicable.
(c)(1) Agreement, dated as of November 23, 1998, among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
         Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 1999


                                 LEVEL 8 SYSTEMS, INC.



                                 By:         /s/ Arie Kilman
                                      ------------------------------------------
                                      Name:  Arie Kilman
                                      Title: Chairman of the Board
                                             and Chief Executive Officer



                                 LIRAZ SYSTEMS LTD.



                                 By:         /s/  Arie Kilman
                                      ------------------------------------------
                                      Name:  Arie Kilman
                                      Title: Chairman of the Board and President

                                  EXHIBIT INDEX

Exhibit No.
-----------

(a)(1)   Form of Offer to Purchase dated February 1, 1999

(a)(2)   Form of Letter of Transmittal

(a)(3) Form of Letter to brokers, dealers, commercial banks, trust companies and nominees

(a)(4) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees

(a)(5)   Form of Notice of Guaranteed Delivery

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)   Press release issued on February 1, 1999

(b)      Not applicable.

(c)(1) Agreement, dated as of November 23, 1998, among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
         Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.